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11021856

SEC Mail Processing Section
RECEIVED
MAY 18 2011
Wash., D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **2/1/10** (MM/DD/YY) AND ENDING **1/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Dratel Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53345 Route 25, Building 10, #3
(No. and Street)

Southold	**NY**	**11971**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Dratel **(631) 324-5100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PW

OATH OR AFFIRMATION

I, W William Dratel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Dratel Group, Inc., as of January 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

DANIELLE GRATHWOHL
Notary Public, State of New York
No. 01GR6208717
Qualified in Suffolk County
Commission Expires 1/16, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Stockholder
The Dratel Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of The Dratel Group, Inc. (the "Company") as of January 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Dratel Group, Inc. as of January 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the statement of financial condition, the Company is the subject of a disciplinary proceeding commenced by the Financial Industry Regulatory Authority (FINRA). Hearings in the disciplinary action were scheduled to commence on May 16, 2011 (subsequently adjourned until at least September 2011) and FINRA is seeking a permanent bar against the stockholder of the Company and expulsion of the Company along with potential fines and or disgorgement. On February 25, 2011, FINRA advised the Company and its owner via a "Wells Notice" that it had made another preliminary determination to recommend disciplinary action against them for various potential violations. These regulatory matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

McGladrey & Pullen, LLP

New York, New York
May 9, 2011

The Dratel Group, Inc.

Statement of Financial Condition
January 31, 2011

ASSETS	
Securities Owned, at fair value	$ 462,884
Cash Surrender Value of Officer's Life Insurance	9,418
Other Assets	20,041
Total assets	$ 492,343
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to clearing broker	$ 120,986
Accounts payable and accrued expenses	87,628
	208,614
Commitments and Contingency	
Stockholder's Equity:	
Common stock - no par value; authorized 200 shares, issued 100 shares, outstanding 29 shares	1,080
Additional paid-in capital	940,000
Retained earnings	598,342
	1,539,422
Less treasury stock, at cost - 71 shares	(1,193,476)
	345,946
Less receivable from stockholder	(62,217)
Net stockholders equity	283,729
Total liabilities and stockholder's equity	$ 492,343

See Notes to Statement of Financial Condition.

The Dratel Group, Inc.

Notes to Statement of Financial Condition

Note 1. Principal Business Activity and Summary of Significant Accounting Policies

The Dratel Group, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and an associate member of the American Stock Exchange.

The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the "Codification" or "ASC."

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management. Actual results may differ from those estimates.

The Company's security transactions are recorded on a trade-date basis.

The Company follows the provisions of ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

The Company's securities owned, which are comprised of marketable common stocks, are stated at fair value based on quoted market prices (Level 1).

The Company follows FASB ASC Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended January 31, 2011, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2007.

Amounts receivable from stockholder of $62,217 as of January 31, 2011 are unsecured, non interest bearing demand obligations. For financial accounting purposes, this receivable is classified as an offset to stockholder's equity.

Note 2. Due to Clearing Broker

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At January 31, 2011, all of the securities owned and the amount due to the clearing broker reflected in the statement of financial condition are positions carried by and amounts due to this broker. The securities serve as collateral for the amounts due to this broker.

Note 2. Due to Clearing Broker (Continued)

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of January 31, 2011, no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery-against-payment transactions.

In the normal course of business, introduced customers maintain debit balances with the clearing broker. At January 31, 2011, these balances were fully collateralized by securities owned by the customers. Additionally, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions and to obtain additional deposits where deemed appropriate.

Note 3. Officer's Life Insurance Policy

The Company is the beneficiary of an insurance policy on the Company's officer/stockholder. The policy's face value is $841,000.

Note 4. Commitments and Contingency

The Company is obligated under noncancelable operating leases for office facilities, which expire at various dates through January 2013. The approximate future aggregate amounts payable are summarized below:

Year ending January 31,	
2012	$ 52,887
2013	9,600
	$ 62,487

These leases are subject to escalations for increases in the Company's pro rata share of real estate taxes and other expenses.

The Company is currently the subject of an investigation and various inquiries by FINRA, a securities industry self-regulatory organization, relating to its business. One or more of these inquiries or the investigation may result in FINRA taking disciplinary action against the Company and/or a principal of the Company to whom the Company may provide indemnification. On September 17, 2009, FINRA advised the Company via a "Wells Notice," that it had made a preliminary determination to recommend disciplinary action against them for potential violations which, according to FINRA, concern a fraudulent allocation scheme, undisclosed conflicts of interests, books and records violations, failing to maintain and implement adequate written supervisory procedures, violations of Customer Identification Program rules and failing to conduct independent testing of Anti-Money Laundering Compliance Program, all allegedly in violation of FINRA rules, federal securities laws and other laws and regulations for various periods of time. On March 4, 2010, FINRA advised the Company that it had referred various items from the 2009 Cycle Examination to FINRA's Enforcement Department for its review and disposition. On May 2010, FINRA's Department of Enforcement commenced a disciplinary proceeding (Disciplinary Proceeding Number 2008012925001) against the Company and its stockholder alleging a fraudulent allocation scheme, undisclosed conflicts of interests, books and records violations, failing to maintain and implement adequate written supervisory procedures, violations of Customer Identification Program rules and failing to conduct independent testing of Anti-Money Laundering Compliance Program, all allegedly in violation of FINRA rules, federal securities laws and other laws and regulations for various periods of time. On June 29, 2010, the Company and its stockholder submitted an answer in response to the Complaint.

Note 4. Commitments and Contingency (Continued)

The hearings in the disciplinary action were scheduled to commence on May 16, 2011 (subsequently adjourned until at least September 2011). FINRA is seeking a permanent bar against the Company's stockholder and expulsion of the Company along with potential fines and/or disgorgement. Additionally, on February 25, 2011, FINRA advised the Company and its stockholder via a "Wells Notice" that it had made preliminary determination to recommend disciplinary action against them for potential violations which, according to FINRA, concern electronic storage media, books and records, computation of aggregate indebtedness and net capital requirements, sharing in customers losses, TRACE reporting, membership application and MSRB registration and municipal securities trade reporting, all allegedly in violation of FINRA rules, federal securities laws and other laws and regulations for various periods of time.

The Company and its stockholder intend to vigorously defend themselves.

Note 5. Provision for Income Taxes

The Company has recorded a deferred tax asset of approximately $172,000 at January 31, 2011, representing the tax effects of a net operating loss carryforward of approximately $505,000, expiring during various years through 2029. In recognition of the uncertainty regarding the ultimate outcome of realizing income tax benefits, the Company has recorded a valuation allowance for the entire deferred tax asset of approximately $172,000.

Note 6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, of not less than $100,000, or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of January 31, 2011, the Company had net capital of $132,610 which exceeded requirements by $32,610.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through May 9, 2011, the date the statement of financial condition was available to be issued.

The Dratel Group, Inc.

Statement of Financial Condition

January 31, 2011

The Dratel Group, Inc.

Statement of Financial Condition

January 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.